Mail Stop 4561

September 19, 2008

Via U.S. Mail and Facsimile 630.368.2308

Mr. Steven P. Grimes
Chief Operating Officer and Chief Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-51199**

Dear Mr. Grimes:

We have reviewed your response letter dated August 27, 2008, and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Presentation, page 58

1.   Regarding the value of the tangible and intangible assets valued by the independent third party, it is unclear to us based on your response to prior comment three whether management is ultimately responsible for the valuation of these assets. Please provide us with management's analysis supporting a conclusion that the independent third-party is not an expert. If you deem the independent third party to be an expert, please revise your disclosure to name the independent third party and provide the appropriate consent.

(2) Summary of Significant Accounting Policies

Real Estate, page 62

2.   Based on your response to prior comment five, it is unclear to us whether management is ultimately responsible for the valuation of Land and Buildings and improvements obtained upon acquisitions of properties. Please provide us with management's analysis supporting a conclusion that the independent third-party appraisers are not experts. If you deem the independent third-party appraisers to be experts, please revise your disclosure to name the independent third party and provide the appropriate consents.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief